UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2022

COMMISSION FILE NUMBER 001-41045

Mynaric AG

(Registrant’s name)

Dornierstraße 19

82205 Gilching

Germany

+49 (0) 8105 79990

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Explanatory Note

On October 31, 2022, Mynaric AG issued a press release and its first half 2022 report. A copy of the press release is furnished as Exhibit 99.1 and a copy of the first half 2022 report is attached as 99.2 hereto.

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Exhibit	Description of Exhibit

99.1	Mynaric releases first half 2022 financial results

99.2	Mynaric first half 2022 report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mynaric AG

By	/s/ Stefan Berndt-von Bülow
	Name:	Stefan Berndt-von Bülow
	Title:	Chief Financial Officer

By	/s/ Sven Meyer-Brunswick
	Name:	Sven Meyer-Brunswick
	Title:	Authorized Representative

Date: October 31, 2022